

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2011

<u>Via US Mail</u>
Mr. William Solko
Chief Executive Officer and Chief Financial Officer
Northeast Automotive Holdings, Inc.
2174 Hewlett Avenue, Suite 206
Merrick, New York 11566

> **Re: Northeast Automotive Holdings, Inc.
> Form 10-K for the Year Ended December 31, 2010
> Filed April 15, 2011
> File No. 000-51997**

Dear Mr. Solko:

   We issued comments to you on the above captioned filing on September 29, 2011. As of this date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by December 28, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

   If you do not respond to the outstanding comments or contact us by December 28, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

   Please contact Claire Erlanger at (202) 551-3301 if you have any questions.

> Sincerely,
>
> /s/ Linda Cvrkel
>
> Linda Cvrkel
> Branch Chief